BLUE RIDGE BANKSHARES, INC.

1807 Seminole Trail

Charlottesville, Virginia 22901

May 23, 2022

BY EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Ms. Jessica Livingston

Re:	Blue Ridge Bankshares, Inc.

Registration Statement on Form S-3

File No. 333-264860

Dear Ms. Livingston:

Pursuant to Rule 461 under the Securities Act of 1933, Blue Ridge Bankshares, Inc., a Virginia corporation (the “Company”), hereby requests acceleration of the effective date of its Registration Statement on Form S-3 filed on May 11, 2022, as amended by Amendment No. 1 thereto filed on May 23, 2022 (File No. 333-264860), to 4:00 p.m., Eastern Time, on May 25, 2022, or as soon thereafter as practicable.

The Company respectfully requests that it be notified when this request for acceleration has been granted by a telephone call or email to Scott H. Richter of Williams Mullen at (804) 420-6221 or srichter@williamsmullen.com. Thank you for your assistance.

Sincerely,

Blue Ridge Bankshares, Inc.

By:	/s/ Brian K. Plum
Brian K. Plum
President and Chief Executive Officer

cc:	Scott H. Richter